LSLG | LIFE SCIENCES LAW GROUP

Dimitrios J. Angelis, Principal
Direct: +1.914.772.9973
dangelis@lifescienceslawgroup.com

November 2, 2016

Via Overnight Mail and E-mail
Mr. Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery
Securities and Exchange Commission
Mail Stop 3030; Washington D.C. 20549

Re: Helius Medical Technologies, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2016
Filed June 28, 2016
File No. 000-55364

Dear Mr. Casio:

We are in receipt of your letter dated October 20, 2016 in the above captioned matter to Helius Medical Technologies, Inc. ("Helius"). We would like you to kindly consider this the timely response of Helius to your comment letter.

With respect to your comment about amending our 10-K filing to include an audit report that is signed by our independent registered public accountant as required by Article 2 of Regulation S-X, we would like you to know that we have filed a revised version of our 10-K meeting this requirement effective as of Monday, November 1, 2016.

In addition, our amendment is also including a currently dated Section 302 and 906 certification also effective as of today.

We thank you for bringing this to our attention and endeavor to comply with all applicable regulations.

Sincerely,

Dimitrios J. Angelis, Esq.